UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 11, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Announces Execution of the Sale and Purchase Agreement for the Transfer of the Amaroo Solar PV Project to ReNu Energy of Australia

LONDON – September 11, 2017 – VivoPower International PLC (“VivoPower”), a global next generation solar power company, today announced the execution of the Sale and Purchase Agreement for the transfer of the Amaroo Solar PV Project to ReNu Energy (ASX: RNE) (“RNE”) of Australia, pursuant to which ReNu Energy has paid a deposit of A$1 million (or approximately US$0.80 million) out of a total purchase price of A$2.38 million (or approximately US$1.91 million), with completion subject to typical closing conditions.

The Amaroo Solar PV Project is the largest solar PV rooftop project in the Australian Capital Territory, and has been successfully operating since 2015. VivoPower will provide asset management services for the project.

“We are very pleased to have executed the Sale and Purchase Agreement with ReNu Energy for the transfer of the Amaroo Solar PV Project,” said Dr. Philip Comberg, Chief Executive Officer of VivoPower International PLC. “For VivoPower, this is the first of what we expect to be many successful transactions with ReNu in Australia, and further establishes a successful track record for VivoPower’s build, transfer and operate model.”

CEO & Managing Director of RNE, Mr Chris Murray commented, “The Amaroo Solar PV Project will be ReNu Energy’s first operational solar asset, and is the largest solar PV rooftop project in the Australian Capital Territory. Operating since 2015, the Project receives a long-term premium rate for electricity under the ACT Government Feed-in Tariff Scheme, making it an ideal project from which to build a portfolio of renewable energy assets. We are pleased to have successfully signed the Sale and Purchase Agreement with VivoPower, and look forward to further transactions together.”

About VivoPower

VivoPower (NASDAQ: VVPR) is a global next generation solar power company that operates a build, transfer and operate (BTO) model to establish an installed solar power asset base in a capital efficient manner. VivoPower does this by aggregating photovoltaic (PV) solar projects underpinned by long term power purchase agreements and then arranges corporate and project financing, engineering design and equipment procurement and manages the construction and development of such solar PV projects for asset owners. VivoPower intends to leverage this asset base to sell distributed generation power, and manage and provide power support services (encompassing operations, maintenance and optimization) and data driven energy services for commercial, industrial and government customers, pursuant to long term contracts with the asset owners so as to maximize the performance and value of their solar assets.

About ReNu Energy

ReNu Energy Limited (ASX: RNE) is an independent power producer which delivers clean energy products and services and provides its customers with renewable energy, at a lower price, with no upfront cost.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the transactions described in this communication and the returns expected to generated by the transaction. These statements are based on VivoPower’s managements’ current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks uncertainties and contingencies include business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact:

Carl Weatherley-White

Chief Financial Officer

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 12, 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Financial Officer